May 1, 1997


Mr. Charles W. Wolcott
President and Chief Executive Officer
American Industrial Properties REIT
6220 N. Beltline Road, Suite 205
Irving, Texas 75063

          Re:       Agreement among MS Real Estate Special
Situations Inc. ("MSRE"), Morgan Stanley Asset Management Inc.
("MSAM") and American Industrial Properties REIT ("AIP")

Dear Charles:

     This letter sets forth the agreement among MSRE, MSAM and AIP regarding an investment in AIP. If you agree to the terms set forth below, please sign below where indicated.

     1. Issuance of Debt. Subject to the terms and conditions set forth herein, MSRE on behalf of itself and MSAM on behalf of the clients (the "Clients") identified on Schedule A hereto (collectively, the "Purchasers") agree, severally and not jointly, to commit to purchase at one or more closings up to $20,000,000 in aggregate amount of senior convertible debt securities (the "Debt") of AIP, subject to the Purchaser Share Ownership Limitation (as defined in Paragraph 14).

     2. Funding and Use of Proceeds. AIP will use the net proceeds from each issuance of the Debt for the acquisition of certain real estate properties that AIP will identify and disclose to MSRE and MSAM before the Debt, the proceeds of which will be used to acquire the specified properties, is acquired. Each property acquisition must be approved by (i) MSAM prior to the meeting of shareholders referred to in Paragraph 4 below, or after such shareholder meeting, (ii) the Investment Committee of the Board of Trust Managers, which Investment Committee shall consist of three Trust Managers, including one designee of each of MSAM and USAA Real Estate Company ("Realco"). If MSAM or the Investment Committee of the Board of Trust Managers, as the case may be, approves the purchase of a property, the Purchasers shall purchase Debt from AIP in amounts necessary to enable AIP to purchase such property; provided, however, in no event will the Purchasers be required to acquire more than the aggregate amount of the Debt.

     3. Interest Rate. The Debt is non-interest bearing, except as provided in Paragraph 10 below.

     4. Conversion Date and Conversion Price. At the meeting of shareholders to be held on or about June 30, 1997, AIP shareholders will vote on (i) a proposal to increase the total authorized common shares of beneficial interest of AIP (the "Common Shares") to 500,000,000 ("Proposal One") and (ii) a proposal to approve the issuance to the Purchasers of the Common Shares upon conversion of the Debt and if Proposal One is not approved, the authorization of an additional number of Common Shares necessary to enable the Purchasers to convert the Debt into the number of Common Shares referred to below. Immediately upon approval of the shareholders ("Shareholder Authorization"), the Debt will be converted into up to 8,163,265 Common Shares, at $2.45 per Common Share; it being understood that the actual number of shares to be issued upon the conversion of the Debt will depend upon the aggregate amount of the Debt then outstanding.

     5. Registration Rights. AIP will grant the Purchasers demand and "piggyback" registration rights with regard to the Common Shares that are to be issued upon conversion of the Debt. Such registration rights will be granted pursuant to a registration rights agreement between AIP and the Purchasers substantially in the same form of the Registration Rights Agreement between AIP and Realco. AIP will pay all expenses in connection with the registration of the Purchasers' Common Shares then owned or are entitled to be acquired upon conversion of the Debt.

     6. Preemptive Rights. In the event AIP issues additional Common Shares (specifically excluding any conversion by Realco of debt owned by it into Common Shares, any issuances under any AIP employee benefit plan and issuances of Common Shares to the partners in Realco affiliated entities in connection with any merger of such entities with and into AIP) after the issuance of the Debt, the Purchasers shall have the right to purchase a proportionate share (on a fully-diluted basis) of any share issues (the "Preemptive Rights"). Notwithstanding the foregoing, with respect to each Common Share offering and sale by AIP in the amount of $10 million or more, the amount of shares Purchasers may purchase under such Preemptive Rights shall be reduced by 5% of the total shares outstanding (on a fully-diluted basis) after each such sale. The Purchasers' Preemptive Rights will immediately terminate once AIP achieves a Minimum Equity Capitalization. For purposes of this Agreement, "Minimum Equity Capitalization" shall mean $150 million as calculated using the average closing price of AIP's Common Shares for the most recent 10 trading days multiplied by the current number of issued and outstanding Common Shares and Common Share equivalents; provided, however, that "Minimum Equity Capitalization" shall not in any event include operating partnership unite in excess of $50 million.

     7. No Additional Debt or Senior Equity. Except as permitted by Paragraph 8 below, AIP will not issue any additional debt or senior equity securities prior to achieving a Minimum Equity Capitalization (as defined above) without the consent of MSAM; provided, however, AIP may issue debt securities if the proceeds of such debt securities will be used to acquire real estate.

     8. Additional Private Placement. Notwithstanding Paragraphs 6 and 7 above, prior to the earlier of (i) June 15, 1997 or (ii) the execution of definitive agreements (as described in Paragraph 13 below), AIP shall have the right to privately place senior convertible debt on terms no more favorable than the terms of the Debt.

     9. Appointment of Trust Manager. (a) Effective immediately after the shareholder meeting, AIP shall increase the number of its Trust Managers from five to seven, and MSAM shall have the right to instruct AIP to appoint two Trust Managers selected by MSAM to fill the vacancies caused by the increase in the number of Trust Managers. Additionally, until such time as AIP achieves the equity capitalization described in (b) below, AIP shall use its best efforts to have such designees elected as Trust Managers (which efforts shall include, without limitation, including MSAM's nominee in management's slate for nomination and election and solicitation of proxies on his or her behalf); provided that if the Trust Managers selected by MSAM are not elected by the shareholders of AIP, MSAM shall have full board observation rights including full and timely notice of all meetings of the Trust Managers and each of its committees, copies of all written and other materials disseminated to Trust Managers and the right to designate a person to attend in person or by telephone all meetings of the Trust Managers or their committees. If MSAM receives observation rights pursuant to this Paragraph, MSAM and its designees shall each execute a confidentiality agreement in form and substance reasonably acceptable to AIP. MSAM shall also have observation rights prior to receiving the required Trust Manager appointment in the event any Debt is to be purchased prior to the shareholder meeting.

          (b) At such time as AIP achieves the Minimum Equity Capitalization, MSAM shall cause one of its designees to resign from the AIP Board of Trust Managers. At such time as AIP achieves equity capitalization of $250 million (calculated in the same manner as Minimum Equity Capitalization), MSAM shall cause its remaining designee to resign from the AIP Board of Trust Managers. Upon achievement of the Minimum Equity Capitalization, unless Realco purchases an additional $20 million of AIP equity securities from AIP for cash or real property (including amounts attributable to any merger of any Realco affiliated entities with and into AIP), Realco shall be required to cause one of its designees to resign from the Board of Trust Managers.

          (c) AIP agrees to obtain all necessary agreements and waivers from Realco necessary to effectuate the terms of this Paragraph 9 as a condition precedent to any funding of the Debt.

     10. Absence of Authorized Shares. In the event the AIP shareholders do not authorize an increase in the authorized Common Shares as described in Paragraph 4 above, the Debt will commence bearing interest as of such date at a rate per annum of 10%, which interest shall be payable in kind quarterly in arrears and the Debt will mature and be fully payable by AIP in cash, two years from the date of execution of definitive agreements as described below. Interest on notes received as interest on the Debt will be payable in cash. Any such notes will be issued on the same terms as the Debt.

     11. Expenses. Upon execution of this agreement by the parties hereto, AIP will be obligated to reimburse MSAM for all legal fees incurred by MSAM relating to this transaction, up to a maximum of $50,000. Otherwise, AIP and MSAM shall pay their own respective expenses incident to the consummation of this Agreement and the transactions contemplated hereby.

     12. Binding Agreement. Subject to the terms and conditions set forth herein, AIP, MSRE and MSAM severally acknowledge that this Agreement constitutes the legally valid and binding obligation of AIP, MSRE and MSAM, respectively, enforceable against AIP, MSRE and MSAM, respectively, in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors' rights generally.

     13. Definitive Agreement. Upon execution of this agreement, the parties hereto shall promptly begin preparation of definitive agreements to further document the agreements hereunder, including, but not limited to, an investment agreement, a note and a registration rights agreement, the terms of which shall be governed by the laws of the State of New York (collectively, the "Purchase Agreements"). The parties agree that the Purchase Agreements shall be in substantially the same forms as the agreements between AIP and Realco (copies of which agreements have previously been provided to counsel to MSAM and
MSRE) with such modifications required to reflect the terms of this agreement and as the parties may otherwise agree.

     14. Conditions. (a) The obligation of the Purchasers to each purchase of the Debt is subject to the following conditions being satisfied on or before each Closing Date (as defined in the definitive Purchase Agreements):

          (i) the Purchase Agreements described in paragraph 13 shall be in execution form;

          (ii) the Purchasers and AIP shall have received at each closing customary closing certificates, schedules, opinions and other closing documents in form and substance satisfactory to MSAM and AIP;

          (iii) Since December 31, 1996, there shall have been no material adverse change or any development involving a material adverse change in the condition (financial or otherwise) of AIP and its subsidiaries, taken a whole, or in the earnings, business, prospects or operations of AIP and its subsidiaries, taken as a whole; and

          (iv) MSAM shall have completed its due diligence investigation of AIP and its subsidiaries, which investigation shall be in scope, and with results reasonably satisfactory to MSAM, and MSAM shall have been given access to the management, records, books of account, contracts and properties of AIP and its subsidiaries and shall have received such financial, business and other information regarding AIP and its subsidiaries as it shall have reasonably requested.

          (b) MSAM covenants that it shall complete its environmental, lease and engineering due diligence on or before May 5, 1997. Upon completion of such due diligence, MSAM shall give written notice to AIP of completion of the due diligence and shall state whether anything they discovered while conducting such due diligence shall cause it to terminate its obligation to acquire the Debt under Paragraph 14(a)(iv) above.

          (c) Notwithstanding anything contained in this agreement to the contrary, at no time will the Purchasers be required to acquire Debt to the extent that such purchase would result in the Purchasers owning, in the aggregate, in excess of 37.8% of AIP's Common Shares outstanding immediately after such purchase, assuming solely the conversion of the Debt owned by the Purchasers and not on a fully-diluted basis.

     15. Indemnification. In partial consideration of the commitment of the Purchasers hereunder, AIP agrees to indemnify and hold harmless each Purchaser and any of their respective affiliates, directors, officers, agents and employees and each other person, if any, controlling each Purchaser or any of their affiliates (an "Indemnified Person") from and against any losses, claims, damages or liabilities (or actions in respect thereof) to which such Indemnified Person may become subject in connection with the matters which are the subject of the commitment made hereunder (including any use or proposed use of the proceeds from the sale of the Debt) and will reimburse any Indemnified Person for all reasonable expenses (including the reasonable fees of counsel) as they are incurred by any such Indemnified Person in connection with investigating, preparing or defending any such action or claim pending or threatened, whether or not such Indemnified Person is a party hereto. AIP shall not be responsible for any losses, claims, damages, liabilities or expenses resulting from such Indemnified Person's gross negligence or willful misconduct. AIP also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to AIP for or in connection with the commitment hereunder except for losses, claims, damages, liabilities or expenses to the extent that a court of competent jurisdiction or arbitration panel shall have finally determined that such losses, claims, damages, liabilities or expenses resulted from such Indemnified Persons's gross negligence or willful misconduct. In the event that the foregoing indemnity is unavailable or insufficient to hold an Indemnified Person harmless, AIP shall contribute to amounts paid or payable by such Indemnified Person in respect of such losses, claims, damages, liabilities and expenses in such proportion as appropriately reflects the relative benefits received by, and fault of AIP, on the one hand, and the Purchasers, on the other hand in connection with the matters as to which such losses, claims, damages, liabilities or expenses relate. The agreement of AIP in this paragraph shall be in addition to any liability AIP may otherwise have and shall survive termination of this Agreement.

     16. Termination. The commitment of the Purchasers hereunder shall terminate on June 1, 1997 unless (i) the Purchasers and AIP shall have extended the term hereof in writing, or (ii) the Purchaser and AIP shall have executed the Purchase Agreements; provided that such commitment shall terminate at 5:00 (New York time) on May 2, 1997 if this agreement has not been accepted by AIP at or prior to such time and date. Notwithstanding Paragraph 9 above, MSAM's right to designate two Trust Managers shall terminate upon termination of the commitment hereunder. If any MSAM designees are serving as Trust Managers at the time of termination of the commitment, MSAM shall take all action necessary to cause its designees to resign from the Board.

     17. Limitation of Liability. AIP acknowledges and understands that MSAM is acting as agent on behalf of the Clients and that MSAM shall not have any liability to AIP, and shall not be obligated to purchase any portion of the Debt with respect to which any Client was obligated to but did not purchase.

     18. REIT Qualification. The convertibility of the Debt into Common Shares is expressly conditioned on the assurance from the Purchasers that upon issuance of the Debt and at all times thereafter the ownership of the Purchasers is such that neither the Debt nor the Common Shares into which the Debt may be converted will result in any Purchaser actually or constructively owning directly or indirectly more than 9.8% of the number or value of the Common Shares of AIP after application of the provisions of Section 544 of the Internal Revenue Code of 1986 as amended (the "Code") as modified by Section 856(h) of the Code (based upon the most recent report filed by AIP with the Securities and Exchange Commission).

     19. Pension-Held REIT. For purposes of Section 856(h)(3) of the Code, AIP hereby represents that at any time during the shorter of (i) the two-year period ending immediately prior to the First Note Closing Date (as defined in the Purchase Agreements) or (ii) the period during which AIP was in existence, to the best of AIP's knowledge, no "qualified trust" has held, directly or indirectly, more than 10% of the interests in the Company. In addition, AIP covenants and agrees that (i) it will duly and promptly notify MSAM upon becoming aware that any "qualified trust" holds or is expected to hold, directly or indirectly, more than 10% of the interests in the Company, and
(ii) it will provide MSAM such information and/or verification as MSAM shall reasonably request in order to verify whether the Company constitutes a "pension-held REIT" as defined under
Section 856(h)(3)(C) of the Code.

     20. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

     21. Arbitration. In the event of a dispute hereunder which cannot be resolved by the parties, such dispute shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association and judgment on the award rendered by the arbitration panel may be entered in any court or tribunal of competent jurisdiction. Any arbitration occurring under this Paragraph 21 shall be held in New York, New York in the first instance, in Dallas, Texas in the second instance, and continuing in that order with respect to each dispute occurring hereunder.

                    Sincerely,


                    Morgan Stanley Asset Management, Inc.
                    As Attorney-in-fact for each of the Clients listed on Schedule A hereto




                    By:   /s/ Russell Platt
                    Title:



                    MS Real Estate Special Situations, Inc.


                    By:   /s/ Russell Platt
                    Title:

                    AGREED TO AND ACCEPTED BY:
                    American Industrial Properties REIT




                    /s/ Charles W. Wolcott
                    Charles W. Wolcott
                    President and Chief Executive Officer
                    Dated: May 1, 1997